

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

> **Re: Our MicroLending, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed November 14, 2011**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1. We note that you refer to "September 30, 2011" in the sentence immediately preceding the table on the offering circular cover page, but then refer to "October 3, 2011" in the last column of the table. Please revise to clarify.

2. We note your statement that the initial interest rates set forth in the table on the cover page will be effective only for the certificates issued between October 3, 2011 and November 6, 2011. Please confirm that you will amend the offering statement prior to qualification, as necessary, to reflect the current interest rates of the notes.

3. Please revise the cover page, page two and page 20 to clarify whether the "fifteen days" notice you will give to holders was intended to be a reference to fifteen *business* days or fifteen *calendar* days. In this regard, we note that holders must notify the company ten business days before the maturity date if they wish to be repaid on the notes.

Competition from private money lenders . . . , page 6

4. We partially reissue comment two of our letter dated October 28, 2011. Please advise us of the basis for the company's belief that it does not face "material competition from banks and other micro finance institutions." It is also unclear whether and why you believe some banks and micro finance institutions are not "private money lenders."

Profitability, page 16

5. We partially reissue comment five of our letter dated October 28, 2011. Please revise to provide the basis for your statement in the fifth paragraph of this section that you believe your "cash flow from operations will be sufficient to cover the amounts due under these loans." In this regard, we note that you have negative cash flows from operations.

Management Relationships, Transactions and Remuneration, page 22

6. We partially reissue comment five of our letter dated October 28, 2011. Please revise in this section to separately disclose the loans made by Mr. Santandreu and his company, as distinguished from the "persons related to Mr. Santandreu, and members of the Company."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of qualification of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director